April 1, 2011

By Facsimile to 312-516-3217

Walter Draney, Esq.
Chapman and Cutler LLP
111 West Monroe Street
Chicago, Illinois 60603

Re: First Trust Energy Infrastructure Fund (the "Fund")
File Nos. 811-22528, 333-172439

Dear Mr. Draney:

We have reviewed the registration statement on Form N-2 filed February 25, 2011, on behalf of the Fund to register an initial offering of its common shares. Our comments are set forth below.

Prospectus

1. *Cover Page*

(a) While the first sentence of the Investment Objective paragraph summarizes the Fund's investment objective, the second sentence concerns the Fund's investment strategy. Accordingly, please end the Investment Objective section after the first sentence and move the second and final sentence to begin a new Investment Strategy paragraph or section immediately thereafter.

(b) Please revise the current Investment Strategy paragraph, as appropriate, to integrate the second sentence of the Investment Objective paragraph with into the new Investment Strategy paragraph or section. In so doing, please shorten and simplify the current disclosure of this information.

(c) Please explain to us separately how the statement regarding the Fund's investment of "at least 80% of its Managed Assets" in Energy Infrastructure Companies is consistent with the 80% investment requirement of Rule 35d-1 under the Investment Company Act of 1940.

(d) Please state the name of the exchange listing the Fund's shares.

2. P*rice Table*

(a)   Footnote 2 refers to a "structuring fee, sales incentive fee, or additional compensation" the Advisor may pay certain underwriters. Please briefly describe each of these different kinds of payments to underwriters in Footnote 2. See Instr. 2, Item 1.1.g. of Form N-2. See also Comment 9(b), below.

(b)   Footnote 3 includes two parenthetical references to underwriter expenses that will be partly reimbursed. Please either briefly describe those expenses in footnote 3 or replace the word "describe" in the second parenthetical with an appropriate referent.

3. *Investment Philosophy and Process*

(a)   In the first sentence of this section, at page 1, the prospectus refers to "non-cyclical segments" of "high dividend paying MLPs, Canadian Income Equities, pipeline and power utilities and other Energy Infrastructure Companies" in which the Fund expects to invest.

        (i) Please add a brief description of the "non-cyclical segments" of these investments based on the more detailed description later in the prospectus, at pages 22-23, under the heading "Investment Philosophy and Process."

        (ii) We understand that many MLPs have started out by distributing funds in excess of earnings and profits that were returns of capital, not dividend distributions.   Accordingly, please revise this section, and, as appropriate, the subsequent section at pages 22-23 discussing the Fund's investment philosophy and process, to make expressly clear that the Fund intends to invest in MLPs and other Energy Infrastructure Companies with a consistently high level of dividend distributions.

(b)   Please also clarify the meaning and relevance of the references to "fee-for-service income" and a limit on "cyclical energy exposure" based on the more detailed explanation disclosed later in the prospectus.

4. *Investment Objective and Policies*

The prospectus states, at page 2, that the Fund seeks high "after-tax total return." For these purposes, total return includes distributions on the Fund's portfolio securities "regardless of the tax character of the distributions."

(a)   We are not certain of the precise meaning of the term "after-tax total return" as it relates to the Fund's principal strategies and policies. Please revise the prospectus summary to make it clear how the Fund expects to seek high total return on an after tax basis.

(b)   This section also needs to be revised to fully reconcile the statement that total return includes distributions regardless of their tax characterization with the Fund's stated objective of seeking high total return on an after tax basis.

(c) As a related comment, we note that the prospectus states in the next section, under the heading "Distributions," at page 3, that a portion of Fund distributions may consist of "tax-deferred return of capital."   Please revise the discussion of the Fund's investment objective in this section to make fully clear that the high after-tax total return sought by the Fund may include a return of capital representing the return of a shareholder's original investment in the form of a distribution.

5. *Distributions*

(a) The prospectus states, at page 3, that the Fund intends to pay out substantially all of its distributable cash flow, which includes, among other items, "paid in-kind distributions from MLPs or their affiliates." The prospectus states subsequently, at page 25, that I-Shares pay out distributions in the form of new shares, rather than cash, and that the Fund may hold I-Shares. Please state whether or not, in such event, the Fund would distribute new shares paid out as distributions on I-Shares to its common shareholders. Please also state whether or not the in-kind distributions mentioned at page 3 include distributions on I-shares and, in addition, briefly describe other examples of paid in-kind distributions from MLPs or their affiliates and their likely impact, if any, on the interests of common shareholders.

(b) This section needs to be revised to clarify the meaning and financial implications to shareholders of a "tax-deferred return of capital." Please specifically state that a "return of capital" (1) represents the return of a shareholder's original investment in Fund shares, not a dividend from its earnings and profits, and (2) reduces the cost basis (purchase price) of these shares for tax purposes, thereby subjecting a shareholder to higher taxes when the shares are sold or otherwise disposed of.

(c) Please move the information about the Fund's initial distribution to the front of the prospectus and make it more prominent.

6. *Hedging and Strategic Transactions*

(a)   Please revise this section to make it more clear and meaningful to investors. Please, in particular, briefly discuss the specific portfolio management techniques the Fund expects to use, and the extent to which the Fund expects to use them, including investments in derivative instruments. The current disclosure of these matters indicates that the Fund may engage in a number of different activities, but does not state whether or the extent to which the Fund expects to do so or refer to other parts of the prospectus where more detailed information is provided. In responding to this comment, please also consider the views of the Division on derivatives-related disclosure set forth in a letter dated July 30, 2010, to the Investment Company Institute.

(b) Please disclose how the Fund's use of these instruments and transactions, including investments in derivatives, will be treated for purposes of the Fund's investment policy to invest 80% of its Managed Assets in securities of Energy Infrastructure Companies.

7. *Summary of Fund Expenses*

(a) Please include a brief narrative explanation of the purpose of the table immediately following the table. See Gen'l Instr. 1 to Item 3 of Form N-2.

(b) Please revise the last sentence of the narrative introduction by inserting "for the current fiscal year" after the word "table" and deleting "and related footnotes" immediately thereafter. In addition, since the Fund intends to leverage with borrowings, and there are no related offering expenses, please delete the line item for such offering expenses and footnote 2 of the shareholder transaction section of the table. Please also delete the cite to footnote 2 in the "other expenses" line item of the annual expense section of the table.

(c) Because the Fund intends to leverage, please delete footnote 4, which assumes no leverage will be used.

(d) Please include the word Example as it appears in the table illustrated in Item 3 of Form N-2. The asterisk next to the current explanation of the example that appears immediately after table, as well as the last sentence of the explanation, both of which appear to relate back to footnote 4, should be deleted. Please also review the instructions to Item 3, including Instruction 10, and revise the narrative explanation of the example as otherwise needed to fully comply with them.

8. *Portfolio Composition - Master Limited Partnerships*

The prospectus states, at page 34, that the Fund will directly invest up to 25% of its Managed Assets in certain publicly-traded MLPs - or a higher amount as permitted by applicable tax diversification rules. Since we understand that current rules only permit such investments up to 25%, please revise this section to indicate that the Fund may invest a greater amount only as permitted in the future or briefly explain how it may be permissible under current rules.

9. *Underwriting*

(a) The section titled "Underwriting – Other Relationships," at page 55-56, should be revised to more clearly and fully describe the particular services to be provided by certain unidentified parties that will be paid by the Advisor and Sub-Advisor in the form of an "up-front fee," a "structuring fee," and "marketing and structuring fees." Please also expressly state whether or not FINRA would consider such payments to constitute underwriting compensation. See Items 5.3(i) and (ii) of Form N-2 and the following instruction.

(b) Please also revise the section to more clearly and fully describe the particular services to be provided by certain qualified underwriters that will be paid by the Advisor and Sub-Advisor in the form of a "sales incentive," "structuring fee," or some other "additional compensation." Please also expressly state whether or not FINRA would deem such payments to constitute underwriting compensation. See Item 5.3. (i) and (ii) and the following instruction.

Statement of Additional Information

10.   The Fund is a "non-diversified" company. However, the terms of the Fund's first fundamental policy stated in the SAI closely resemble "a diversified company" within the meaning of Section 5(b)(1) of the 1940 Act.   Accordingly, please explain to us why this fundamental policy does not apply to require the Fund to be classified as a "diversified company" under the 1940 Act or revise the prospectus and SAI, as appropriate, to clarify the matter.

11.   Please revise the statement of fundamental policies numbered 3, 4,5, and 6 with regard to borrowing, issuance of senior securities, underwriting, and lending to state what is currently permitted.

12.   *Concentration Policy*   Please revise the statement of the Fund's concentration policy to state expressly whether the Fund will or will not concentrate in any particular industry or group of industries.   The policy currently states that the Fund will not concentrate, except as permitted by the 1940 Act.   The 1940 Act would permit the Fund to concentrate, but would not permit freedom of action to shift between a concentrated and non-concentrated status.

13.   *Management of the Fund - Unitary Board Leadership Structure*   Please include a statement in the third full paragraph of this section, at page 30, to explain why the Board determined that the unitary board and committee structure were appropriate, including the particular characteristics of the Fund and First Trust complex supporting that determination.

General

14.   We note that certain required and other information has been omitted from the initial registration statement. We may have comments on these omitted items or other material added by pre-effective amendment, including information provided in response to our comments.

*   *   *

Please respond to our comments in a pre-effective amendment to the registration statement. Comments relating to a specific location in the prospectus should be deemed to apply to all similar disclosure elsewhere in the prospectus and other parts of the registration statement.

Where no change will be made in the amended registration in response to a comment, please so indicate in a cover letter or separate correspondence that accompanies the filing and briefly state the basis for your position.

Notwithstanding our comments, at the time the Fund requests acceleration of the effective date of the registration statement, it should furnish a letter acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We should also advise you that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing, including information provided in response to our comments.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. If all comments on the registration statement have been resolved, we will act on the request and grant acceleration of the effective date, pursuant to delegated authority.

Please call me at (202) 551-6968 if you have any questions or concerns regarding these matters you wish to discuss.

Sincerely yours,

H.R. Hallock, Jr.
Senior Counsel